================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 6 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Zenith National Insurance Corp.
                         -------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 Par Value
                         -------------------------------
                         (Title of Class of Securities)


                                    989390109
                         -------------------------------
                                 (CUSIP Number)

                                   Paul Rivett
                                 Vice President
                       Fairfax Financial Holdings Limited
                      95 Wellington Street West, Suite 800
                        Toronto, Ontario, Canada, M5J 2N7
                            Telephone: (416) 367-4941
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              -- With a copy to --

                             Christopher J. Cummings
                             Shearman & Sterling LLP
                               Commerce Court West
                           199 Bay Street, Suite 4405
                            Toronto, Ontario M5L 1E8
                            Telephone (416) 360-8484

                                February 7, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule became of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

Cusip No. 989390109                     13D                   Page 2 of 32 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

         V. PREM WATSA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e).  [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADIAN
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER


                              --------------------------------------------------
                              8      SHARED VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                 0
  OWNED BY EACH REPORTING    ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER


                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

Cusip No. 989390109                     13D                   Page 3 of 32 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

         1109519 ONTARIO LIMITED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e).  [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         ONTARIO, CANADA
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER


                              --------------------------------------------------
                              8      SHARED VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                 0
  OWNED BY EACH REPORTING    ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER


                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

Cusip No. 989390109                     13D                   Page 4 of 32 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

         THE SIXTY TWO INVESTMENT COMPANY LIMITED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e).  [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER


                              --------------------------------------------------
                              8      SHARED VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                 0
  OWNED BY EACH REPORTING    ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER


                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

Cusip No. 989390109                     13D                   Page 5 of 32 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

         810679 ONTARIO LIMITED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e).  [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         ONTARIO, CANADA
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER


                              --------------------------------------------------
                              8      SHARED VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                 0
  OWNED BY EACH REPORTING    ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER


                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

Cusip No. 989390109                     13D                   Page 6 of 32 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

         FAIRFAX FINANCIAL HOLDINGS LIMITED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e).  [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        CANADA
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER


                              --------------------------------------------------
                              8      SHARED VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                 0
  OWNED BY EACH REPORTING    ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER


                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

Cusip No. 989390109                     13D                   Page 7 of 32 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

         CRC (BERMUDA) REINSURANCE LIMITED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e).  [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        BERMUDA
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER


                              --------------------------------------------------
                              8      SHARED VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                 0
  OWNED BY EACH REPORTING    ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER


                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

Cusip No. 989390109                     13D                   Page 8 of 32 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

         FFHL GROUP LTD.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e).  [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        CANADA
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER


                              --------------------------------------------------
                              8      SHARED VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                 0
  OWNED BY EACH REPORTING    ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER


                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

Cusip No. 989390109                     13D                   Page 9 of 32 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

         FAIRFAX INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e).  [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        WYOMING
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER


                              --------------------------------------------------
                              8      SHARED VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                 0
  OWNED BY EACH REPORTING    ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER


                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

Cusip No. 989390109                     13D                  Page 10 of 32 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

         CRUM & FORSTER HOLDINGS CORP.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e).  [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER


                              --------------------------------------------------
                              8      SHARED VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                 0
  OWNED BY EACH REPORTING    ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER


                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

Cusip No. 989390109                     13D                  Page 11 of 32 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

         CRUM & FORSTER HOLDING INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e).  [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER


                              --------------------------------------------------
                              8      SHARED VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                 0
  OWNED BY EACH REPORTING    ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER


                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

Cusip No. 989390109                     13D                  Page 12 of 32 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

         UNITED STATES FIRE INSURANCE COMPANY
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e).  [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER


                              --------------------------------------------------
                              8      SHARED VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                 0
  OWNED BY EACH REPORTING    ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER


                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

                  This Amendment No. 6 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 6, 1999 by Fairfax Financial Holdings Limited ("Fairfax"), Hamblin Watsa Investment Counsel Ltd., The Sixty Two Investment Company Limited and V. Prem Watsa relating to the purchase of 6,574,445 shares of common stock, par value $1.00 per share (the "Common Stock"), of Zenith National Insurance Corp., a Delaware insurance holding company ("Zenith"), pursuant to a Stock Purchase Agreement (the "1999 Stock Purchase Agreement") dated as of June 25, 1999 between Fairfax and Reliance Insurance Company, which Statement on Schedule 13D (such schedule, as amended, being the "Schedule 13D") was amended by (i) Amendment No. 1 to the Statement on Schedule 13D relating to the Stock Purchase Agreement (the "2001 Stock Purchase Agreement") dated as of November 21, 2001 between Clearwater Insurance Company ("Clearwater"), a Delaware corporation, formerly known as Odyssey Reinsurance Corporation, and Zenith, providing for the purchase and sale of 1,000,000 shares of Common Stock of Zenith, (ii) Amendment No. 2 to the Statement on Schedule 13D relating to the purchase on March 21, 2003 by Odyssey America Reinsurance Corporation ("Odyssey America"), a Connecticut corporation, of $30,000,000 aggregate principal amount of 5.75% convertible senior notes due 2023 of Zenith (the "Senior Notes"), which Senior Notes are currently convertible, as described below in Item 5, into 1,200,000 shares of Common Stock of Zenith, (iii) Amendment No. 3 to the Statement on Schedule 13D relating to the sale of 3,100,000 shares of Common Stock of Zenith by certain subsidiaries of Fairfax pursuant to an underwriting agreement, dated as of July 27, 2004, among the underwriters named in Schedule A thereto, Zenith and certain subsidiaries of Fairfax, as selling stockholders, in connection with the sale of such shares in a public offering pursuant to a registration statement on Form S-3 filed by Zenith with the Commission; (iv) Amendment No. 4 to the Statement on Schedule 13D relating to the sale of 2,000,000 shares of Common Stock of Zenith by certain subsidiaries of Fairfax on August 2, 2005; and (v) Amendment No. 5 to the Statement on Schedule 13D relating to the sale of 157,524 shares of Common Stock of Zenith and $30,000,000 aggregate principal amount of the Senior Notes by certain subsidiaries of Fairfax on September 29, 2005.

                  This Amendment No. 6 relates to the sale (the "Transaction") of 3,846,031 shares of Common Stock of Zenith by certain subsidiaries of Fairfax on February 7, 2006. After the Transaction, Fairfax beneficially owns zero shares of Common Stock of Zenith.

                  The following amendments to Items 2, 4, 5 and 7 of the
Schedule 13D are hereby made.

ITEM 2.           IDENTITY AND BACKGROUND

                  Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  "This statement is being jointly filed by the following persons (collectively, the "Reporting Persons"):

                  1. V. Prem Watsa, an individual, is a citizen of Canada. Mr. Watsa's business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

                  2. 1109519 Ontario Limited ("1109519"), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7;

                  3. The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

                  4. 810679 Ontario Limited ("810679"), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

                  5. Fairfax, a corporation incorporated under the laws of Canada, is controlled by Sixty Two, 1109519, and V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

                  6. CRC (Bermuda) Reinsurance Limited ("CRC (Bermuda)"), a corporation incorporated under the laws of Bermuda, is a wholly-owned subsidiary of Fairfax. The principal business of CRC (Bermuda) is reinsurance. The principal business address and principal office address of CRC (Bermuda) is c/o Westbrook Limited, Richmond House, 12 Par-la-Ville Road, P.O. Box HM 1022 Hamilton, HM DX Bermuda.

                  7. FFHL Group Ltd., a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of FFHL Group Ltd. is as a holding company. The principal business address and principal office address of FFHL Group Ltd. is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

                  8. Fairfax Inc., a corporation incorporated under the laws of Wyoming, is a wholly-owned subsidiary of Fairfax. The principal business of Fairfax Inc. is as a holding company. The principal business address and principal office address of Fairfax Inc. is 300 First Stamford Place, Stamford, CT 06902;

                  9. Crum & Forster Holdings Corp., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of Crum & Forster Holdings Corp. is as a holding company. The principal business address and principal office address of Crum & Forster Holdings Corp. is 305 Madison Avenue, P.O. Box 1973, Morristown, New Jersey 07962;

                  10. Crum & Forster Holding Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of Crum & Forster Holding Inc. is as a holding company. The principal business address and principal office address of Crum & Forster Holding Inc. is 305 Madison Avenue, P.O. Box 1973, Morristown, New Jersey 07962; and

                  11. United States Fire Insurance Company ("US Fire"), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of US Fire is insurance. The principal business address and principal office address of US Fire is 305 Madison Avenue, P.O. Box 1973, Morristown, New Jersey 07962.

                  Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, CRC (Bermuda), FFHL Group Ltd., Fairfax Inc., Crum & Forster Holdings Corp., Crum & Forster Holding Inc. or US Fire that such person is the beneficial owner of the shares of Common Stock of Zenith referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons (other than V. Prem Watsa, an individual) are set forth in Annex A, B, C, D, E, F, G, H, I or J, as the case may be, and such Annexes are incorporated herein by reference.

                  Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the shares of Common Stock of Zenith.

                  During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 4.           PURPOSE OF TRANSACTION

                  Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  "(a) - (j) The Reporting Persons have no plans or proposals regarding Zenith Common Stock."

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  "(a) Based on the most recent information available, the aggregate number and percentage of the shares of Common Stock of Zenith (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons are set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

                  (b) The numbers of shares of Common Stock of Zenith as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

                  (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I or J, beneficially owns, or during the last 60 days has acquired or disposed of, any shares of Common Stock of Zenith.

                  (d) Not applicable.

                  (e) On February 7, 2006, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock of Zenith."

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

                  "6.0 Joint Filing Agreement dated as of February 8, 2006 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited., CRC (Bermuda) Reinsurance Limited, FFHL Group Ltd., Fairfax Inc., Crum & Forster Holdings Corp., Crum & Forster Holding Inc. and United States Fire Insurance Company."

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D with respect to the undersigned is true, complete and correct.

                  IN WITNESS WHEREOF, the undersigned has executed this Schedule 13D as of the 8th day of February, 2006.


                                       V. Prem Watsa



                                       /s/ V. Prem Watsa
                                       -----------------------------------------




                                       1109519 Ontario Limited



                                       By: /s/ V. Prem Watsa
                                           -------------------------------------
                                           Name:  V. Prem Watsa
                                           Title: President




                                       The Sixty Two Investment Company Limited



                                       By: /s/ V. Prem Watsa
                                           -------------------------------------
                                           Name:    V. Prem Watsa
                                           Title:   President

                                       810679 Ontario Limited



                                       By: /s/ V. Prem Watsa
                                           -------------------------------------
                                           Name:  V. Prem Watsa
                                           Title: President




                                       Fairfax Financial Holdings Limited



                                       By: /s/ Paul Rivett
                                           -------------------------------------
                                           Name:  Paul Rivett
                                           Title: Vice President




                                       CRC (Bermuda) Reinsurance Limited



                                       By: /s/ Ronald Schokking
                                           -------------------------------------
                                           Name:  Ronald Schokking
                                           Title: Director




                                       FFHL Group Ltd.



                                       By: /s/ V. Prem Watsa
                                           -------------------------------------
                                           Name:  V. Prem Watsa
                                           Title: Vice President and Director

                                       Fairfax Inc.



                                       By: /s/ John Cassil
                                           -------------------------------------
                                           Name:  John Cassil
                                           Title: Vice President




                                       Crum & Forster Holdings Corp.



                                       By: /s/ Carol Ann Soos
                                           -------------------------------------
                                           Name:  Carol Ann Soos
                                           Title: Secretary





                                       Crum & Forster Holding Inc.



                                       By: /s/ Valerie J. Gasparik
                                           -------------------------------------
                                           Name:  Valerie J. Gasparik
                                           Title: Secretary




                                       United States Fire Insurance Company



                                       By: /s/ Carol Ann Soos
                                           -------------------------------------
                                           Name:  Carol Ann Soos
                                           Title: Vice President

                                   ANNEX INDEX

ANNEX                  DESCRIPTION
-----                  -----------
 A                     Directors and Executive Officers of 1109519 Ontario
                       Limited

 B                     Directors and Executive Officers of The Sixty Two
                       Investment Company Limited

 C                     Directors and Executive Officers of 810679 Ontario
                       Limited

 D                     Directors and Executive Officers of Fairfax Financial
                       Holdings Limited

 E                     Directors and Executive Officers of CRC (Bermuda)
                       Reinsurance Limited

 F                     Directors and Executive Officers of FFHL Group Ltd.

 G                     Directors and Executive Officers of Fairfax Inc.

 H                     Directors and Executive Officers of Crum & Forster
                       Holdings Corp.

 I                     Directors and Executive Officers of Crum & Forster
                       Holding Inc.

 J                     Directors and Executive Officers of United States Fire
                       Insurance Company


                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             1109519 ONTARIO LIMITED

                  The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.


                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                     AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                     OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                                 WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                                 --------------------------------------------    -----------
V. Prem Watsa                                        Chairman and Chief Executive Officer,           Canadian
(President and Director)                             Fairfax Financial Holdings Limited
                                                     95 Wellington Street West
                                                     Suite 800
                                                     Toronto, Ontario  M5J 2N7

Eric P. Salsberg                                     Vice President, Corporate Affairs, Fairfax      Canadian
(Assistant Secretary and Director)                   Financial Holdings Limited


                                                                         ANNEX B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    THE SIXTY TWO INVESTMENT COMPANY LIMITED

                  The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.


                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               ----------------------------------              -----------
V. Prem Watsa                                      Chairman and Chief Executive Officer,           Canadian
(President and Director)                           Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Eric P. Salsberg                                   Vice President, Corporate Affairs, Fairfax      Canadian
(Assistant Secretary and Director)                 Financial Holdings Limited




                                                                         ANNEX C

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             810679 ONTARIO LIMITED

                  The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.


                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
V. Prem Watsa                                      Chairman and Chief Executive Officer,           Canadian
(President and Director)                           Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Eric P. Salsberg                                   Vice President, Corporate Affairs, Fairfax      Canadian
(Assistant Secretary and Director)                 Financial Holdings Limited




                                                                         ANNEX D

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       FAIRFAX FINANCIAL HOLDINGS LIMITED

                  The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.



                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
V. Prem Watsa                                      Chairman and Chief Executive Officer, Fairfax   Canadian
(Chairman and Chief Executive Officer)             Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Frank B. Bennett                                   President, Artesian Management Inc.             United States
(Director)                                         301 Carlson Parkway,
                                                   Suite 120
                                                   Minnetonka, MN  55305

Robbert Hartog                                     President, Robhar Investments Ltd.              Canadian
(Director)                                         R.R. #1
                                                   Perkinsfield, Ontario  L0L 2J0

Anthony Griffiths                                  Independent Business Consultant                 Canadian
(Director)                                         Toronto, Ontario, Canada

Paul Murray                                        President,                                      Canadian
(Director)                                         Pine Smoke Investments
                                                   Toronto, Ontario, Canada

Brandon W. Sweitzer                                Senior Advisor to the President of the          United States
(Director)                                         Chamber of Commerce of the United States
                                                   1615 H Street, NW
                                                   Washington, DC 20062


                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Greg Taylor                                        Vice President and Chief                        Canadian
(Vice President and Chief Financial Officer)       Financial Officer, Fairfax
                                                   Financial Holdings Limited

Eric P. Salsberg                                   Vice President, Corporate Affairs,              Canadian
(Vice President, Corporate Affairs)                Fairfax Financial Holdings Limited

Paul Rivett                                        Vice President,                                 Canadian
(Vice President)                                   Fairfax Financial Holdings Limited


                                                                         ANNEX E

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        CRC (BERMUDA) REINSURANCE LIMITED

                  The following table sets forth certain information with respect to the directors and executive officers of CRC (Bermuda) Reinsurance Limited.



                                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                 THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF
                                                 ANY CORPORATION OR OTHER ORGANIZATION IN WHICH
NAME                                             SUCH EMPLOYMENT IS CONDUCTED                     CITIZENSHIP
----                                             ----------------------------------------------   -----------
Sam Chan                                         Vice President                                   Canadian
(Director and President)                         Fairfax Financial Holdings Limited
                                                 95 Wellington Street West, Ste. 800
                                                 Toronto, ON

Charles Collis                                   Attorney                                         British/Bermudian
(Director)                                       Conyers Dill & Pearman
                                                 Clarendon House, Church Street
                                                 Hamilton, Bermuda

Christopher Garrod                               Attorney                                         British/Bermudian
(Director)                                       Conyers Dill & Pearman
                                                 Clarendon House, Church Street
                                                 Hamilton, Bermuda

Ronald Schokking                                 Vice President, Finance                          Canadian
(Director)                                       Fairfax Financial Holdings Limited

Bradley P. Martin                                Vice President                                   Canadian
(Vice President)                                 Fairfax Financial Holdings Limited

Eric P. Salsberg                                 Vice President, Corporate Affairs                Canadian
(Vice President)                                 Fairfax Financial Holdings Limited

                                                                         ANNEX F

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 FFHL GROUP LTD.

                  The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.



                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
James F. Dowd                                      President and Chief Executive Officer,          United States
(Chairman)                                         Fairfax Inc.
                                                   305 Madison Avenue
                                                   Morristown, NJ  07962

Eric P. Salsberg                                   Vice President, Corporate Affairs,              Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Bradley P. Martin                                  Vice President,                                 Canadian
(Vice President and Secretary)                     Fairfax Financial Holdings Limited

V. Prem Watsa                                      Chairman and Chief Executive Officer,           Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited

Ronald Schokking                                   Vice President, Finance                         Canadian
(Vice President)                                   Fairfax Financial Holdings Limited

M. Jane Williamson                                 Vice President,                                 Canadian
(Director)                                         Fairfax Financial Holdings Limited


                                                                         ANNEX G

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  FAIRFAX INC.

                  The following table sets forth certain information with respect to the directors and executive officers of Fairfax Inc.



                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
James F. Dowd                                      Chairman, President and Chief Executive         United States
(Chairman, President, CEO and Director)            Officer, Fairfax Inc.
                                                   305 Madison Avenue
                                                   Morristown, NJ  07962

Eric P. Salsberg                                   Vice President, Corporate Affairs,              Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

John Cassil                                        Vice President and Treasurer,                   United States
(Vice President, Treasurer and Director)           Fairfax Inc.

Bradley P. Martin                                  Vice President,                                 Canadian
(Corporate Secretary)                              Fairfax Financial Holdings Limited

                                                                         ANNEX H

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          CRUM & FORSTER HOLDINGS CORP.

                  The following table sets forth certain information with respect to the directors and executive officers of Crum & Forster Holdings Corp.



                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
V. Prem Watsa                                      Chairman and Chief Executive Officer, Fairfax   Canadian
(Chairman)                                         Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Nikolas Antonopoulos                               Chief Executive Officer and President,          United States
(Chief Executive Officer and President)            Crum & Forster Holdings Corp. and various
                                                   other insurance subsidiaries
                                                   305 Madison Avenue, P.O. Box 1973
                                                   Morristown, NJ 07962

Mary Jane Robertson                                Executive Vice President, Chief Financial       United States
(Executive Vice President, Chief Financial         Officer and Treasurer,
Officer and Treasurer)                             Crum & Forster Holdings Corp. and various
                                                   other insurance subsidiaries

Frank B. Bennett                                   President, Artesian Management Inc.             United States
(Director)                                         301 Carlson Parkway,
                                                   Suite 120
                                                   Minnetonka, MN  55305

Robbert Hartog                                     President, Robhar Investments Ltd.              Canadian
(Director)                                         R.R. #1
                                                   Perkinsfield, Ontario  L0L 2J0

Anthony Griffiths                                  Independent Business Consultant                 Canadian
(Director)                                         Toronto, Ontario, Canada


                                                                         ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           CRUM & FORSTER HOLDING INC.

                  The following table sets forth certain information with respect to the directors and executive officers of Crum & Forster Holding Inc.



                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Nikolas Antonopoulos                               Chief Executive Officer and President,          United States
(Chairman, Chief Executive Officer and Director)   Crum & Forster Holdings Corp. and various
                                                   other insurance subsidiaries
                                                   305 Madison Avenue, P.O. Box 1973
                                                   Morristown, NJ 07962

Joseph F. Braunstein, Jr.                          President,                                      United States
(President and Director)                           Crum & Forster Holding Inc. and various other
                                                   insurance subsidiaries
                                                   305 Madison Avenue, P.O. Box 1973
                                                   Morristown, NJ 07962

Mary Jane Robertson                                Executive Vice President, Chief Financial       United States
(Executive Vice President, Treasurer and           Officer and Treasurer,
Director)                                          Crum & Forster Holdings Corp. and various
                                                   other insurance subsidiaries

Douglas M. Libby                                   President,                                      United States
(Senior Vice President and Director)               Seneca Insurance Company
                                                   160 Water Street
                                                   New York, NY  10038


                                                                         ANNEX J

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      UNITED STATES FIRE INSURANCE COMPANY

                  The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.



                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
Nikolas Antonopoulos                               Chief Executive Officer and President,          United States
(Chief Executive Officer, Chairman and Director)   Crum & Forster Holdings Corp. and various
                                                   other insurance subsidiaries
                                                   305 Madison Avenue, P.O. Box 1973
                                                   Morristown, NJ 07962

Joseph F. Braunstein, Jr.                          President,                                      United States
(President and Director)                           Crum & Forster Holding Inc. and various other
                                                   insurance subsidiaries
                                                   305 Madison Avenue
                                                   Morristown, NJ 07962

Mary Jane Robertson                                Executive Vice President, Chief Financial       United States
(Executive Vice President, Chief Financial         Officer and Treasurer,
Officer, Treasurer and Director)                   Crum & Forster Holdings Corp. and various
                                                   other insurance subsidiaries


Dennis J. Hammer                                   Senior Vice President and Controller,           United States
(Senior Vice President and Controller)             United States Fire Insurance Company,
                                                   305 Madison Avenue, P.O. Box 1973
                                                   Morristown, NJ 07962



                                  EXHIBIT INDEX


EXHIBIT NO.            DESCRIPTION
-----------            -----------
   6.0                 Joint Filing Agreement dated as of February 8, 2006 among
                       V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two
                       Investment Company Limited, 810679 Ontario Limited,
                       Fairfax Financial Holdings Limited., CRC (Bermuda)
                       Reinsurance Limited, FFHL Group Ltd., Fairfax Inc.,
                       Crum & Forster Holdings Corp., Crum & Forster Holding
                       Inc. and United States Fire Insurance Company.